

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via E-Mail</u>
Paul E. Singer
General Partner
Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019

> **Re: BMC Software, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2012 by Elliott Associates, L.P.**
> **File No. 001-16393**

Dear Mr. Singer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Maryse Mills-Apenteng

                              Maryse Mills-Apenteng
                              Special Counsel

cc: <u>Via E-mail</u>
       Marc Weingarten
       Schulte Roth & Zabel LLP